Arent Fox LLP / Washington, DC / New York, NY / Los Angeles, CA

April 13, 2007
VIA EDGAR AND HAND DELIVERY
Jennifer Hardy, Esquire
Legal Branch Chief
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Deborah S. Froling
Attorney
202.857.6075 DIRECT
202.857.6395 FAX
froling.deborah@arentfox.com

Re:	ICON Leasing Fund Twelve, LLC
Registration Statement on Form S-1 (File No. 333-138661)
Dear Ms. Hardy:
On behalf of our client, ICON Leasing Fund Twelve, LLC (the “Registrant”), please find enclosed Amendment No. 5 to the Registration Statement on Form S-1 (“Amendment No. 5”) as filed today via EDGAR. Amendment No. 5 contains, among other changes, updated prior performance tables through December 31, 2006. For your convenience, we are delivering a courtesy package, which includes two copies of Amendment No. 5, one of which has been marked to show changes from Amendment No. 4 to the Registration Statement. The Registrant would like to be in a position to go effective by the end of next week.
If you have any questions, please feel free to call me at (202) 857-6075 or Joel S. Kress, General Counsel of ICON Capital Corp. at (212) 418-4711.
Sincerely,
/s/ Deborah S. Froling
Deborah S. Froling
cc: Joel S. Kress, ICON Capital Corp. (w/o enclosures)

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